Filed Pursuant to Rule 433

Registration Statement No. 333-285508

October 9, 2025

News

FOR IMMEDIATE RELEASE

BMO Announces a Reverse Split of its MicroSectorsTM Gold Miners -3X Inverse Leveraged ETNs (NYSE Arca: GDXD)

NEW YORK, October 9, 2025 – Bank of Montreal (“BMO”) announced today that it will implement a 1-for-20 reverse split of its outstanding MicroSectorsTM Gold Miners -3X Inverse Leveraged Exchange Traded Notes due June 29, 2040 (the “ETNs”), expected to be effective as of October 22, 2025.

The table below summarizes the reverse split.

ETN Title	Ticker Symbol	Reverse Split Ratio	Current CUSIP / New CUSIP
MicroSectorsTM Gold Miners -3X Inverse ETNs	GDXD	1-for-20	06367V600 / 06367V709

The reverse split is expected to be effective at the open of trading on October 22, 2025 (the “Effective Date”). The ETNs are expected to begin trading on the NYSE Arca, Inc. on a reverse split-adjusted basis on the Effective Date. Holders of the ETNs who purchased the ETNs prior to the Effective Date will receive one reverse split-adjusted ETN for every twenty pre-reverse split ETNs they hold.

In addition, investors that hold a number of ETNs not evenly divisible by twenty will receive a cash payment for any fractional ETNs remaining (the “Partials”). The cash payment due on any Partials is expected to be determined on October 27, 2025 and will equal, for each remaining ETN, its closing Indicative Note Value on that date. BMO will make any cash payment due on any Partials in accordance with its standard procedures through The Depository Trust Company, and expects that these amounts will be paid to holders on or about October 30, 2025. Investors should note that the timing of crediting amounts to their accounts will depend on the processing by their brokers or other intermediaries.

The closing Indicative Note Value of the ETNs on October 21, 2025 will be multiplied by twenty (20) to determine the reverse split-adjusted closing Indicative Note Value of the ETNs. Following the reverse split, the ETNs will have a new CUSIP but will continue to trade under the current ticker symbol.

The reverse split will affect the trading denominations of the ETNs, but it will not have any effect on the aggregate principal amount of the ETNs, except that the aggregate principal amount will be reduced by the corresponding aggregate amount of any cash payments for any Partials.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the ETN Prospectus (as defined below).

Illustration of a Reverse Split

The following table shows the effect of a hypothetical 1-for-20 reverse split based on a hypothetical number of ETNs held and a hypothetical closing Indicative Note Value for the ETNs. The closing Indicative Note Value of the ETN is not the same as the trading price of the ETNs.

	Number of ETNs Held	Hypothetical Closing Indicative Note Value	Aggregate Closing Note Indicative Value
Pre-Reverse Split	100,000	$5.00 per ETN	$500,000
Post 1-for-20 Reverse Split	5,000	$100.00 per ETN	$500,000

Disclosures

The ETNs are not intended to be “buy and hold” investments, and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3x leveraged short exposure to the performance of the S-Network MicroSectorsTM Gold Miners Index (the “Index”) on a daily basis, before taking into account the negative effect of the fees and charges. However, due to the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct short investment in the Index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives, and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intraday basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the Index, and returns on the ETNs may be negatively impacted in complex ways by the volatility of the Index on a daily or intraday basis. It is possible that you will suffer significant losses in the ETNs even if the long-term performance of the Index is negative. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide leveraged exposure to the short performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the pricing supplement and related documents that we have filed with respect to the ETNs (collectively, the “ETN Prospectus”). Investors should review the ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the pricing supplement, the product supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (“ETPs”). With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of stocks and market sectors. REX continues to drive innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, options-based income strategies, and unique crypto exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of July 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The Index have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general stock market performance.

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.